June 25, 2018

RE: Get cash now from your FSIC III investment.

Dear Investor,

Good news!  Now you can sell your FS Investment Corporation III investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $5.00 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for FSIC III to decide if or when you get your money back. But this offer expires on August 10, 2018, so you must act soon.

Why take advantage of this opportunity today?
•	Guarantee your cash now. FSIC III is not required to complete a liquidity even by a specified date. Sell today and ensure you get your money out from this security.
•	Declining NAV. The company's estimated net asset value was $8.22 per share as of December 31, 2017, or $0.31 per share lower than the valuation as of December 31, 2016.
•
The share repurchase program is oversubscribed. In a tender offer that expired in March 2018, 10.4 million shares were submitted for tender. The company, however, purchased approximately 2.9 million of these shares. Repurchases are only made quarterly. Thus, it is unlikely that you will be able to sell your entire investment through the company's repurchase program.

•
Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

If you act today, you can get your cash now. We will mail your check within three business days after FSIC III confirms the transfer.  MacKenzie has been in the business of buying private investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million under management. There are no financing contingencies with this offer.

Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
Managing Director

P.S. Remember, this offer expires August 10, 2018 (unless extended). So don't delay. Fill out and mail in the FSIC III Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 2,500,000 Shares at a price of $5.00 per Unit, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, at www.mackenziecapital.com/tenders/FSIC III.pdf, or by calling or writing us for a free copy.  The Purchasers are making this offer in view of making a profit, so the price offered is below the REIT's estimated $8.22 per Share value, but there can be no assurance as to the actual value of a Share until the REIT liquidates.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON August 10, 2018, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Shares made pursuant to the Offer is irrevocable, except that Unitholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.